                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994.


                        COMMISSION FILE NUMBER:  0-1532





           A. Full title of the plan and the address of the plan, if different than that of the issuer named below:


                            MARSH SUPERMARKETS, INC. 401(k) PLAN


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            MARSH SUPERMARKETS, INC.
                            9800 CROSSPOINT BOULEVARD
                            INDIANAPOLIS, INDIANA 46256

                       FINANCIAL STATEMENTS AND EXHIBITS



         The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:


                         Report of Independent Auditors

     Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1994


Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Year Ended December 31, 1994


                         Notes to Financial Statements


                                   Schedules


         The following exhibit is included herein:


         Exhibit 23.  Consent of Ernst & Young LLP



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MARSH SUPERMARKETS, INC. 401(k) PLAN


                                           By: /s/ P. Lawrence Butt
                                               ---------------------------------
                                                   P. Lawrence Butt, Secretary
                                                   Retirement Committee

June 28, 1995

                       Financial Statements and Schedules

                      Marsh Supermarkets, Inc. 401(k) Plan


                     Years ended December 31, 1994 and 1993
                      with Report of Independent Auditors

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1994 and 1993





                                    Contents


Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, with Fund Information  . . . . . . . . .   2
Statements of Changes in Net Assets Available for Benefits, with Fund Information   . . .   4
Notes to the Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

SCHEDULES:

Assets Held for Investment Purposes   . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Schedule of Reportable Transactions   . . . . . . . . . . . . . . . . . . . . . . . . . .  12

(LOGO) ERNST & YOUNG LLP  * One Indiana Square             * Phone: 317 681 7000
                            Suite 3400                       Fax:   317 681 7216
                            Indianapolis, Indiana 46204-2094


                         Report of Independent Auditors




Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits, with fund information, of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  Ernst & Young LLP

June 8, 1995

                      Marsh Supermarkets, Inc. 401(k) Plan
     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1994


                                                       GROWTH    FIDELITY      FIDELITY      TEMPLETON         FIXED
                                                        STOCK    MAGELLAN     CONTRAFUND      FOREIGN          INCOME
                                                       ----------------------------------------------------------------
 ASSETS

 Investments, at fair value: (Note  3)
   Money market funds                                   $  --   $      (18)    $     --       $    249       $       --
   Loans to participants                                   --           --           --             --               --
   Marsh stock                                             --           --           --             --               --
   Mutual funds                                            --    2,888,696      120,393        113,915        1,684,020
                                                        -----   ----------     --------       --------       ----------
     Total investments                                     --    2,888,678      120,393        114,164        1,684,020

 Receivables and other assets:
 Employee contributions                                    --       62,002        2,584          2,450           36,146
 Employer contributions                                    --           --           --             --               --
 Interest and dividends receivable                         --           21            4            489               10
                                                        -----   ----------     --------       --------       ----------
                                                           --       62,023        2,588          2,939           36,156
                                                        -----   ----------     --------       --------       ----------
   Total assets                                            --    2,950,701      122,981        117,103        1,720,176

 LIABILITIES

 Refunds of excess contributions due
   to participants                                         --        9,187          495            163           14,116
 Due to brokers                                            --           --           --            734               --
 Due to (from) other funds                                 --      (31,614)          15             15           (6,625)
 Accrued management fees                                   --          625           25             --               --
                                                        -----   ----------     --------       --------       ----------
   Total liabilities                                       --      (21,802)         535            912            7,491
                                                        -----   ----------     --------       --------       ----------
 Net assets available for benefits                      $  --   $2,972,503     $122,446       $116,191       $1,712,685
                                                        =====   ==========     ========       ========       ==========

                                                         PRIME           MARSH
                                                      OBLIGATION         STOCK       LOAN           TOTAL
                                                      ------------------------------------------------------
 ASSETS

 Investments, at fair value: (Note  3)
   Money market funds                                  $588,490       $   64,300    $    --       $  653,021
   Loans to participants                                     --               --     64,669           64,669
   Marsh stock                                               --        2,847,357         --        2,847,357
   Mutual funds                                              --               --         --        4,807,024
                                                       --------       ----------    -------       ----------
     Total investments                                  588,490        2,911,657     64,669        8,372,071

 Receivables and other assets:
 Employee contributions                                  12,631           62,496         --          178,309
 Employer contributions                                      --           36,467         --           36,467
 Interest and dividends receivable                        2,615              315         --            3,454
                                                         15,246           99,278         --          218,230
                                                       --------       ----------    -------       ----------
   Total assets                                         603,736        3,010,935     64,669        8,590,301

 LIABILITIES

 Refunds of excess contributions due
   to participants                                        5,210            9,979         --           39,150
 Due to brokers                                              --           40,964         --           41,698
 Due to (from) other funds                               (3,882)         (22,578)    64,669               --
 Accrued management fees                                    183              656         --            1,489
                                                       --------       ----------    -------       ----------
   Total liabilities                                      1,511           29,021     64,669           82,337
                                                       --------       ----------    -------       ----------
 Net assets available for benefits                     $602,225       $2,981,914    $    --       $8,507,964
                                                       ========       ==========    =======       ==========


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan
     Statement of Net Assets Available for Benefits, with Fund Information
                                  (continued)

                               December 31, 1993


                                                 Growth         Fixed         Prime          Marsh
                                                 Stock          Income      Obligation       Stock        Loan        Total
                                               ----------     ----------    ----------     ----------     ----      ----------
 ASSETS

 Investments, at fair value (Note 3):
   Money market funds                          $       --     $       --      $317,144     $   42,383     $ --      $  359,527
   Loans to participants                               --             --            --             --      775             775
   Common stock                                        --             --            --      1,364,926       --       1,364,926
   Mutual funds                                 1,570,607      1,015,368            --             --       --       2,585,975
                                               ----------     ----------      --------     ----------     ----      ----------
 Total investments                              1,570,607      1,015,368       317,144      1,407,309      775       4,311,203

 Receivables and other assets:
   Employee contributions                          66,073         40,976        12,662         40,466       --         160,177
   Employer contributions                              --             --            --         33,710       --          33,710
   Interest and dividends receivable                   12              5           864            143       --           1,024
   Cash                                               621            238            --             --       --             859
                                               ----------     ----------      --------     ----------     ----      ----------
                                                   66,706         41,219        13,526         74,319       --         195,770
                                               ----------     ----------      --------     ----------     ----      ----------
   Total assets                                 1,637,313      1,056,587       330,670      1,481,628      775       4,506,973

 LIABILITIES

 Refunds of excess contributions
   due to participants                             24,448         26,208        14,096         21,011       --          85,763
 Due to brokers                                        --             --            --         28,532       --          28,532
 Due to (from) other funds                             --             --          (775)            --      775              --
 Accrued management fees                              882            455            38            328       --           1,703
                                               ----------     ----------      --------     ----------     ----      ----------
   Total liabilities                               25,330         26,663        13,359         49,871      775         115,998
                                               ----------     ----------      --------     ----------     ----      ----------
 Net assets available for
   benefits                                    $1,611,983     $1,029,924      $317,311     $1,431,757     $ --      $4,390,975
                                               ==========     ==========      ========     ==========     ====      ==========


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year ended December 31, 1994


                                               GROWTH          FIDELITY          FIDELITY         TEMPLETON        FIXED
                                               STOCK           MAGELLAN         CONTRAFUND         FOREIGN         INCOME
                                            -------------------------------------------------------------------------------
 Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in fair
       value of investments (Note 3)        $    66,353       $  (88,925)        $   (760)        $ (5,832)      $ (124,179)
     Interest                                       133              102               19               13              136
     Dividends                                   11,479               --               --            1,054           93,649
                                            -----------       ----------         --------         --------       ----------
                                                 77,965          (88,823)            (741)          (4,765)         (30,394)

 Contributions:
   Employer                                          --               --               --               --               --
   Employee                                   1,026,203          560,671           50,061           37,187          954,780
                                            -----------       ----------         --------         --------       ----------
                                              1,026,203          560,671           50,061           37,187          954,780
                                            -----------       ----------         --------         --------       ----------
       Total additions                        1,104,168          471,848           49,320           32,422          924,386

 Deductions from net assets
   attributed to:
     Benefits paid to participants
       or their beneficiaries                   114,067           84,226               53               84          147,925
     Administrative expenses                        570            2,244               59               --             (182)
                                            -----------       ----------         --------         --------       ----------
       Total deductions                         114,637           86,470              112               84          147,743
                                            -----------       ----------         --------         --------       ----------

 Net increase prior to interfund
   transfers                                    989,531          385,378           49,208           32,338          776,643
 Transfers (net)                             (2,601,514)       2,587,125           73,238           83,853          (93,882)
                                            -----------       ----------         --------         --------       ----------
 Net increase (decrease)                     (1,611,983)       2,972,503          122,446          116,191          682,761

 Net assets available for benefits:
   Beginning of year                          1,611,983               --               --               --        1,029,924
                                            -----------       ----------         --------         --------       ----------
   End of year                              $        --       $2,972,503         $122,446         $116,191       $1,712,685
                                            ===========       ==========         ========         ========       ==========

                                                PRIME            MARSH
                                              OBLIGATION         STOCK              LOAN           TOTAL
                                              ------------------------------------------------------------
 Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in fair
       value of investments (Note 3)           $     --       $  (77,177)          $   --       $ (230,520)
     Interest                                    19,774            2,734            1,317           24,228
     Dividends                                       --           88,118               --          194,300
                                               --------       ----------           ------       ----------
                                                 19,774           13,675            1,317          (11,992)

 Contributions:
   Employer                                          --          799,614               --          799,614
   Employee                                     327,022          933,713               --        3,889,637
                                               --------       ----------           ------       ----------
                                                327,022        1,733,327               --        4,689,251
                                               --------       ----------           ------       ----------
       Total additions                          346,796        1,747,002            1,317        4,677,259

 Deductions from net assets
   attributed to:
     Benefits paid to participants
       or their beneficiaries                    48,571          153,545            1,632          550,103
     Administrative expenses                      1,665            5,811               --           10,167
                                               --------       ----------           ------       ----------
       Total deductions                          50,236          159,356            1,632          560,270
                                               --------       ----------           ------       ----------

 Net increase prior to interfund
   transfers                                    296,560        1,587,646             (315)       4,116,989
 Transfers (net)                                (11,646)         (37,489)             315               --
                                               --------       ----------           ------       ----------
 Net increase (decrease)                        284,914        1,550,157               --        4,116,989

 Net assets available for benefits:
   Beginning of year                            317,311        1,431,757               --        4,390,975
                                               --------       ----------           ------       ----------
   End of year                                 $602,225       $2,981,914           $   --       $8,507,964
                                               ========       ==========           ======       ==========


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information (continued)

                          Year ended December 31, 1993


                                                   Growth          Fixed          Prime          Marsh
                                                    Fund           Income       Obligation       Stock        Loan         Total
                                                 ----------      ----------     ----------     ----------    ------      ----------
 Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of
       investments (Note 3)                      $   31,228      $   26,900      $     --     $ (393,112)   $   --      $ (334,984)
     Interest                                            11               6           588          1,332        14           1,951
     Dividends                                          673           2,081         3,105         15,656        --          21,515
                                                 ----------      ----------      --------     ----------    ------      ----------
                                                     31,912          28,987         3,693       (376,124)       14        (311,518)
   Contributions:
     Employer                                            --              --            --        831,830        --         831,830
     Employee                                     1,632,493       1,018,032       329,559      1,018,513        --       3,998,597
                                                 ----------      ----------      --------     ----------    ------      ----------
                                                  1,632,493       1,018,032       329,559      1,850,343        14       4,830,427
                                                 ----------      ----------      --------     ----------    ------      ----------
         Total additions                          1,664,405       1,047,019       333,252      1,474,219        14       4,518,909

 Deductions from net assets attributed to:
     Benefits paid to participants or their
       beneficiaries                                 39,649          31,357         9,472         34,799        --         115,277
     Administrative expenses                          6,521           3,470           467          2,199        --          12,657
                                                 ----------      ----------      --------     ----------    ------      ----------
         Total deductions                            46,170          34,827         9,939         36,998        --         127,934
                                                 ----------      ----------      --------     ----------    ------      ----------

 Net increase prior to interfund transfers        1,618,235       1,012,192       323,313      1,437,221        14       4,390,975
 Transfers (net)                                     (6,252)         17,732        (6,002)        (5,464)      (14)             --
 Net increase                                     1,611,983       1,029,924       317,311      1,431,757        --       4,390,975

 Net assets available for benefits:
   Beginning of year                                     --              --            --              --       --              --
                                                 ----------      ----------      --------     ----------    ------      ----------
   End of year                                   $1,611,983      $1,029,924      $317,311     $1,431,757    $   --      $4,390,975
                                                 ==========      ==========      ========     ==========    ======      ==========


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1994


1.  DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Marsh Supermarkets, Inc. 401(k) Plan was established January 1, 1993 by Marsh Supermarkets, Inc. (the Company) to provide retirement benefits for participating eligible employees. The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Society National Bank.

The Plan is a defined contribution retirement plan covering all employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from one to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation). The Plan also provides for an additional discretionary contribution determined by the Board of Directors of the Company; however, no discretionary contributions were made during 1994 or 1993.

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the fund is allocated daily to participants accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to these investment options:

         Growth Stock Fund--Funds are invested in large market capitalization, domestically traded, equity securities, with the objective of achieving long-term capital appreciation. This Fund was discontinued as an investment option on September 1, 1994.

         Fidelity Magellan Fund--Funds are invested in common stock and securities convertible into common stock of domestic, foreign and multi-national issuers that offer potential growth. This fund became available to participants on September 1, 1994.

         Fidelity Contrafund--Funds are invested in equity securities of companies that are considered under-valued. This fund became available to participants on September 1, 1994.

         Templeton Foreign Fund--Funds are invested in stocks and debt obligations of companies and governments outside of the United States, with the objective of achieving long-term capital growth. This fund became available to participants on September 1, 1994.

         Fixed Income Fund--Funds are invested in a broad portfolio of investment grade fixed income securities, including U.S. Treasuries, Federal Agency issues, corporate bonds, and asset-backed securities.

         Prime Obligation Fund--Funds are invested in U.S. dollar-denominated, high quality, short-term debt instruments (primarily commercial paper) and other high quality instruments.

         Marsh Stock Fund--Funds are invested in Class A Common Stock and Class B Common Stock of the Company.

PAYMENT OF BENEFITS

Upon retirement or termination, a participant shall receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. Benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

Expenses of the Plan

Investment management fees reduce plan earnings. All other plan expenses are paid by the sponsor.

Vesting Policy

Employee benefits are vested as follows:

               Years of Service                      Percentage Vested
               ----------------                      -----------------
                       1                                    20
                       2                                    40
                       3                                    60
                       4                                    80
                       5                                   100

2.  SUMMARY OF ACCOUNTING POLICIES

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

3.  INVESTMENTS

Investments held by the Plan at December 31, were as follows:

                                                 1994                                 1993
                                         Cost           Market               Cost            Market
                                     ---------------------------          ---------------------------
       Money market funds            $  653,021       $  653,021          $  359,527       $  359,527
       Loans to participants             64,669           64,669                 775              775
       Marsh stock                    3,316,404        2,847,357           1,757,854        1,364,926
       Mutual funds                   5,023,353        4,807,024           2,587,331        2,585,975
                                     ----------       ----------          ----------       ----------
                                     $9,057,447       $8,372,071          $4,705,487       $4,311,203
                                     ==========       ==========          ==========       ==========

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

                                                            1994              1993
                                                         ---------         ---------
       Growth Stock Fund                                 $  66,353         $  31,228
       Fidelity Magellan Fund                              (88,925)               --
       Fidelity Contrafund                                    (760)               --
       Templeton Foreign Fund                               (5,832)               --
       Fixed Income Fund                                  (124,179)           26,900
       Marsh Stock Fund                                    (77,177)         (393,112)
                                                         ---------         ---------
         Net change in fair value                        $(230,520)        $(334,984)
                                                         =========         =========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, were as follows:

                                                                            1994              1993
                                                                         ----------        ----------
       Growth Stock Fund                                                 $      --         $1,570,607
       Fidelity Magellan Fund                                             2,888,696                --
       Fixed Income Fund                                                  1,684,020         1,015,368
       Prime Obligation Fund                                                588,490           317,144
       Marsh Class A Common Stock, 137,672 and 67,928 shares              1,445,556           656,156
       Marsh Class B Common Stock, 147,558 and 70,877 shares              1,401,801           708,770

4.  TAX STATUS

The Internal Revenue Service ruled on April 25, 1995 that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code (IRC); therefore, the Plan is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC and ERISA to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   SCHEDULES

                      Marsh Supermarkets, Inc. 401(k) Plan

                      Assets Held for Investment Purposes

                               December 31, 1994


Item 27 (a)


         (b)                                       (c)                                          (d)             (e)
    Identity of Issuer                 Description of Investment                               Cost            Market
- -----------------------------------------------------------------------------------------------------------------------
Society Bank*                   43,243.945 shares Fidelity Magellan Fund                    $2,975,893       $2,888,696

Society Bank*                   3,975.999 shares Fidelity Contrafund                           121,158          120,393

Society Bank*                   12,915.481 shares Templeton Foreign Fund                       122,649          113,915

Society Bank*                   185,874.126 shares Fixed Income Fund                         1,803,653        1,684,020

Society Bank*                   Prime Obligations Fund                                         588,490          588,490

Society Bank*                   Employee Benefits Money Market Fund                             64,531           64,531

Marsh Supermarkets, Inc.*       137,672 shares of Class A Common Stock                       1,655,900        1,445,556

Marsh Supermarkets, Inc.*       147,558 shares of Class B Common Stock                       1,660,504        1,401,801

Loans to Participants           Interest rates ranging from 7.0% to 10.0%                           --           64,669
                                                                                            ----------       ----------
                                                                                            $8,992,778       $8,372,071
                                                                                            ==========       ==========

* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1994

Item 27(d)


         (a)                    (b)                                 (c)           (d)
                                                  Number of      Purchase       Selling
  Identity of Party     Description of Asset     Transactions      Price         Price
- -----------------------------------------------------------------------------------------
Category (i) - Single transactions in excess of 5% of plan assets:

  Society Bank            Fidelity Magellan Fund
                            Purchase                    1       $2,579,826     $       --

  Society Bank            Growth Stock Fund
                            Sale                        1               --      2,579,826

Category (iii) - A series of transactions in excess of 5% of plan assets:

  Society Bank            Growth Stock Fund
                            Purchases                  52        1,024,838             --
                            Sales                      47               --      2,661,798

  Society Bank            Fidelity Magellan Fund
                            Purchases                  32        3,088,201             --
                            Sales                      35               --        110,580

  Society Bank            Fixed Income Fund
                            Purchases                  81          992,105             --
                            Sales                      80               --        199,274

  Society Bank            Prime Obligation Fund
                            Deposits                   93          371,020             --
                            Withdrawals                71               --         99,674

  Marsh Supermarkets      Class A Common Stock
                            Purchases                  59          777,802             --

  Marsh Supermarkets      Class B Common Stock
                            Purchases                  58          783,393             --

  Society Bank            Employee Benefits Money Market Fund
                            Deposits                  370        3,714,490             --
                            Withdrawals               478               --      3,692,324

         (a)                    (b)                                       (g)                (h)                   (i)
                                                                    Cost of Assets      Value at Date            Net Gain
  Identity of Party     Description of Asset                             Sold          of Transaction           or (Loss)
- --------------------------------------------------------------------------------------------------------------------------
Category (i) - Single transactions in excess of 5% of plan assets:

  Society Bank            Fidelity Magellan Fund
                            Purchase                                    $       --         $2,579,826            $    --

  Society Bank            Growth Stock Fund
                            Sale                                         2,513,473          2,579,826             66,353

Category (iii) - A series of transactions in excess of 5% of plan assets:

  Society Bank            Growth Stock Fund
                            Purchases                                           --          1,024,838                 --
                            Sales                                        2,595,445          2,661,798             71,851

  Society Bank            Fidelity Magellan Fund
                            Purchases                                           --          3,088,201                 --
                            Sales                                          112,308            110,580             (1,728)

  Society Bank            Fixed Income Fund
                            Purchases                                           --            992,105                 --
                            Sales                                          209,808            199,274            (11,400)

  Society Bank            Prime Obligation Fund
                            Deposits                                            --            371,020                 --
                            Withdrawals                                     99,674             99,674                 --

  Marsh Supermarkets      Class A Common Stock
                            Purchases                                           --            777,802                 --

  Marsh Supermarkets      Class B Common Stock
                            Purchases                                           --            783,393                 --

  Society Bank            Employee Benefits Money Market Fund
                            Deposits                                            --          3,714,490                 --
                            Withdrawals                                  3,692,324          3,692,324                 --


Information concerning "Lease Rental" and "Expense Incurred with Transaction" has not been presented as it is not applicable.

There were no category (ii) or (iv) reportable transactions during 1994.

                                EXHIBIT INDEX

Exhibit
  No.              Description
- -------   ----------------------------

  23      Consent of Ernst & Young LLP